Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmerisourceBergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

(BW)(CA-BERGEN/PHARMERICA)(BBC) PharMerica, Inc. Announces Extension of Cash Tender Offer

    ORANGE, Calif.--(BUSINESS WIRE)--Aug. 14, 2001--Bergen Brunswig Corporation (NYSE:BBC) announced today that the cash tender offer and consent solicitation commenced on July 17, 2001 by its wholly-owned subsidiary, PharMerica, Inc., of PharMerica's outstanding 8.375% Senior Subordinated Notes due in 2008 (the "Notes") has been extended to 12:00 PM (EDT) on Tuesday, August 29, 2001, which is the date Bergen's shareowners are presently scheduled to vote on the proposed merger between Bergen and AmeriSource Health Corporation.
    As of this morning, PharMerica received consents from holders of $184,635,000 of the total $308,119,000 in principal amount of Notes outstanding, constituting the majority required to eliminate the designated restrictive covenants from the Notes' governing indenture. Each of the consents was accompanied by the consenting holders' tender of Notes.
    Under the terms of the offer and consent solicitation, PharMerica has the right to further extend the tender offer beyond August 29. During the current extension and any further extension of the tender offer, the consents delivered and Notes tendered will remain irrevocable unless PharMerica amends the terms of the offer and consent solicitation, in which case it will issue a further press release to that effect. PharMerica does not have any present plans to make any such amendment.
    The terms of the tender offer and consent solicitation, including the conditions to its consummation, are more fully described in the Offer to Purchase and Consent Solicitation Statement, which is dated July 17, 2001. No assurance can be given that any of the required conditions will be satisfied. A copy of the Offer to Purchase and Consent Solicitation Statement may be obtained by contacting MacKenzie Partners, Inc., the information agent for the tender offer and the consent solicitation, at (800) 322-2885 or (212) 929-5500.
    Credit Suisse First Boston is the dealer manager for the tender offer and solicitation agent for the consent solicitation. CSFB is available to answer questions about the tender offer and consent solicitation at (800) 820-1653 or
(212) 538-8474.

    About Bergen Brunswig Corporation

    Bergen Brunswig, headquartered in Orange County, California, is a leading supplier of pharmaceuticals and specialty healthcare products, as well as information management solutions and consulting services. Bergen Brunswig's customers include the nation's healthcare providers (hospitals, nursing homes and physicians), drug stores, manufacturers and patients. Through its subsidiaries, Bergen Brunswig provides product distribution, logistics, pharmacy management programs, and Internet fulfillment strategies designed to reduce costs and improve patient outcomes across the entire healthcare spectrum.
    On March 16, 2001, Bergen Brunswig agreed to merge and combine its business with AmeriSource Health Corporation pursuant to an agreement and plan of merger. To accomplish the combination of their businesses, AmeriSource and Bergen Brunswig jointly formed a new company, AmerisourceBergen Corporation. Upon consummation of the transactions contemplated by the agreement and plan of merger, AmeriSource and Bergen Brunswig each will become a wholly-owned subsidiary of AmerisourceBergen. These merger transactions are presently pending regulatory review and the shareholders' meetings to approve the merger transactions are scheduled for August 29, 2001.
    This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only by the Offer to Purchase and Consent Solicitation Statement. Please refer to the Offer to Purchase and Consent Solicitation Statement and related documents for information regarding the pricing, tender, consent and delivery procedures, as well as conditions of the tender offer and the consent solicitation.

    About PharMerica, Inc.

    PharMerica is a leading provider of institutional pharmacy services to the elderly, chronically-ill and disabled in long-term care and alternate site settings, including skilled nursing facilities, assisted living facilities, specialty hospitals and residential living communities. PharMerica also provides mail order home delivery pharmacy services to workers' compensation patients and the catastrophically ill, and electronically adjudicates workers' compensation prescription claims from pharmacies on behalf of commercial insurance carriers.
    On April 26, 1999, Bergen Brunswig acquired PharMerica, Inc. in a tax-free merger transaction, in which PharMerica became a wholly-owned subsidiary of Bergen Brunswig. Under the terms of that merger, stockholders of PharMerica received Bergen Brunswig's Class A Common Stock in exchange for their outstanding shares of PharMerica common stock, which, at the time, was traded on the Nasdaq National Market System under the symbol: DOSE. As a result of that merger, PharMerica ceased to be subject to the SEC's reporting requirements, but it remains obligated to provide certain financial reports to the trustee under the Notes' indenture.

    Additional Information

    In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

    --30--

    CONTACT: Bergen Brunswig Corp., Orange
             Donna Dolan (investor relations), 714/385-4226